The Benchmark Company, LLC

150 East 58th Street, 17th Floor

New York, NY 10155

                                                                                                 July 25, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Electrameccanica Vehicles Corp. (the “Company”)
File No. 333-222814
Registration Statement on Form F-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters, hereby join in the request of the Company that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Thursday, July 26, 2018, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 under the Securities Act, please be advised that during the period from May 29, 2018 to the date of this letter, we distributed over 1,000 “E-red” copies of the Preliminary Prospectuses, dated May 29, 2018, July 3, 2018 and July 24, 2018, to underwriters, institutions, dealers and others.

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirement of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

THE BENCHMARK COMPANY, LLC
Acting on behalf of themselves and as representative of the several underwriters

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets